UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

THE PECK COMPANY HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

705163103

(CUSIP Number)

Jeffrey Peck

4050 Williston Road, #511

South Burlington, VT 05403

(802) 658-3378

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705163103	13D	Page 2 of 18 Pages

1.	Names of reporting persons Jeffrey Peck
2.	Check the appropriate box if a member of group (See Instructions)	(a)[X] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
2,473,564
	8.	Shared voting power
0
	9.	Sole dispositive power
1,406,974
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 2,473,564
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 47.6%
14.	Type of reporting person (See Instructions) IN

CUSIP No. 705163103	13D	Page 3 of 18 Pages

1.	Names of reporting persons Veroma, LLC
2.	Check the appropriate box if a member of group (See Instructions)	(a)[X] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
0
	9.	Sole dispositive power
0
	10.	Shared dispositive power 213,318

11.	Aggregate amount beneficially owned by each reporting person 213,318
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 4.1%
14.	Type of reporting person (See Instructions) IN

CUSIP No. 705163103	13D	Page 4 of 18 Pages

1.	Names of reporting persons Michael d’Amato
2.	Check the appropriate box if a member of group (See Instructions)	(a)[X] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
0
	9.	Sole dispositive power
0
	10.	Shared dispositive power 213,318

11.	Aggregate amount beneficially owned by each reporting person 213,318
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 4.1%
14.	Type of reporting person (See Instructions) IN

CUSIP No. 705163103	13D	Page 5 of 18 Pages

1.	Names of reporting persons Roger G. Branton
2.	Check the appropriate box if a member of group (See Instructions)	(a)[X] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
0
	9.	Sole dispositive power
0
	10.	Shared dispositive power 335,976

11.	Aggregate amount beneficially owned by each reporting person 335,976
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 6.5%
14.	Type of reporting person (See Instructions) IN

CUSIP No. 705163103	13D	Page 6 of 18 Pages

1.	Names of reporting persons Branton Partners, LLC
2.	Check the appropriate box if a member of group (See Instructions)	(a)[X] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
0
	9.	Sole dispositive power
0
	10.	Shared dispositive power 335,976

11.	Aggregate amount beneficially owned by each reporting person 335,976
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 6.5%
14.	Type of reporting person (See Instructions) OO

CUSIP No. 705163103	13D	Page 7 of 18 Pages

1.	Names of reporting persons Richard L. Mooers
2.	Check the appropriate box if a member of group (See Instructions)	(a)[X] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
0
	9.	Sole dispositive power
0
	10.	Shared dispositive power 335,976

11.	Aggregate amount beneficially owned by each reporting person 335,976
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 6.5%
14.	Type of reporting person (See Instructions) IN

CUSIP No. 705163103	13D	Page 8 of 18 Pages

1.	Names of reporting persons Mooers Partners, LLC
2.	Check the appropriate box if a member of group (See Instructions)	(a)[X] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
0
	9.	Sole dispositive power
0
	10.	Shared dispositive power 335,976

11.	Aggregate amount beneficially owned by each reporting person 335,976
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 6.5%
14.	Type of reporting person (See Instructions) OO

CUSIP No. 705163103	13D	Page 9 of 18 Pages

1.	Names of reporting persons Corundum AB
2.	Check the appropriate box if a member of group (See Instructions)	(a)[X] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
0
	9.	Sole dispositive power
90,660
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 90,660
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 1.7%
14.	Type of reporting person (See Instructions) OO

CUSIP No. 705163103	13D	Page 10 of 18 Pages

1.	Names of reporting persons Joseph Bobier
2.	Check the appropriate box if a member of group (See Instructions)	(a)[X] (b) [ ]
3.	SEC use only
4.	Source of funds (See Instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	[ ]
6.	Citizenship or place of organization Unites States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power
0
	8.	Shared voting power
0
	9.	Sole dispositive power
90,660
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 90,660
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions)	[ ]
13.	Percent of class represented by amount in row (11) 1.7%
14.	Type of reporting person (See Instructions) IN

CUSIP No. 705163103	13D	Page 11 of 18 Pages

Item 1.	Security and Issuer

The securities covered by this Schedule 13D are shares of common stock, par value $0.0001 per share (the “Common Stock”) of The Peck Company Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4050 Williston Road, #511, South Burlington, Vermont 05403.

Item 2.	Identity and Background

(a), (f)	This statement is being filed on behalf of:

(i) Jeffrey Peck, a citizen of the United States of America;

(ii) Veroma, LLC, a New York limited liability company (“Veroma”)

(iii) Michael d’Amato, a citizen of the United States of America;

(iv) Roger G. Branton, a citizen of the United States of America;

(v) Branton Partners, LLC, a Delaware limited liability company (“Branton Partners”);

(vi) Richard L. Mooers, a citizen of the United States of America;

(vii) Mooers Partners, LLC, a Delaware limited liability company (“Mooers Partners”);

(viii) Corundum AB, a Swedish limited company (“Corundum”); and

(ix) Joseph Bobier, a citizen of the United States of America (together with Jeffrey Peck, Veroma, Michael d’Amato, Roger G. Branton, Branton Partners, Richard L. Mooers, Mooers Partners and Corundum, the “Reporting Persons”)

The Reporting Persons have entered into a joint filing agreement, dated as of July 1, 2019, a copy of which is attached hereto as Exhibit 3.

(b) The business address of Jeffrey Peck is 4050 Williston Road, #511, South Burlington, VT 05403.

The business address of each of Veroma and Michael d’Amato is 208 Midwood Street, Brooklyn, NY 11225.

The business address of each of Roger G. Branton, Branton Partners, Richard L. Mooers and Mooers Partners is 240 South Pineapple Ave., Suite 701, Sarasota, FL 34236.

The business address of Corundum is Box 57, 182 05 Djursholm, Stockholms län.

The business address of Joseph Bobier is 122 Ruthlawn Dr, South Charleston, WV 25309.

CUSIP No. 705163103	13D	Page 12 of 18 Pages

(c) Jeffrey Peck is the Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. Prior to the transactions described herein, he was the President of Peck Electric Co., a Vermont corporation (“Peck Electric”). The business address of the Issuer is 4050 Williston Road, #511, South Burlington, VT 05403.

Michael d’Amato is a Managing Member of Veroma. Veroma’s principal business is to business development consulting. Michael d’Amato, as President of Veroma, may be deemed to have the shared power to dispose or direct the disposition of the shares of Common Stock of the Issuer that are directly held by Veroma.

Roger G. Branton is the Managing Member of Branton Partners. The principal business of Branton Partners is investment management. Roger G. Branton, as Managing Member of Branton Partners, may be deemed to have the shared power to dispose or direct the disposition of the shares of Common Stock of the Issuer that are directly held by Branton Partners.

Richard L. Mooers is the Managing Member of Mooers Partners. The principal business of Mooers Partners is investment management. Richard L. Mooers, as Managing Member of Mooers Partners, may be deemed to have the shared power to dispose or direct the disposition of the shares of Common Stock of the Issuer that are directly held by Mooers Partners.

Corundum’s principal business is investment management.

Joseph Bobier is an individual investor. The address of Joseph Bobier is 122 Ruthlawn Dr, South Charleston, WV 25309.

(d) None of the Reporting Person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 20, 2019 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to a Share Exchange Agreement, dated as of February 26, 2019 (the “Exchange Agreement”), by and among the Issuer, Peck Electric and Peck Electric’s stockholders (the “Stockholders”). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from “Jensyn Acquisition Corp.” to “The Peck Company Holdings, Inc.” “Jensyn” refers to the Registrant prior to the Closing. In connection with the Closing, Jensyn issued 3,234,501 shares of Jensyn’s common stock to the Stockholders in exchange for all of the equity securities of Peck Electric, and Peck Electric became a wholly-owned subsidiary of the Issuer. In this regard, the following Reporting Persons received the following number of shares of Common Stock in consideration for their equity securities of Peck Electric: (a) Jeffrey Peck received 1,406,974 shares of Common Stock; (b) Veroma received 213,318 shares of Common Stock; (c) Mooers Partners received 335,976 shares of Common Stock; (d) Branton Partners received 335,976 shares of Common Stock; (e) Corundum received 90,660 shares of Common Stock; and (f) Joseph Bobier received 90,660 shares of Common Stock.

CUSIP No. 705163103	13D	Page 13 of 18 Pages

The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019, attached hereto as Exhibit 1 and incorporated herein by reference.

Item 4.	Purpose of Transaction

Jeffrey Peck, Veroma, Mooers Partners, Branton Partners, Corundum and Joseph Bobier previously held shares of capital stock in Peck Electric and received the shares of Common Stock as consideration from the Issuer pursuant to the terms of the above described Exchange Agreement in connection with the Business Combination.

Jeffrey Peck intends to participate in and influence the affairs of the Issuer through his positions as Chief Executive Officer of the Issuer and a member of its Board of Directors through his voting rights with respect to ownership of the Common Stock of the Issuer.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

Other than as described above, the Reporting Persons do not have any plan or proposal relating to or that would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

CUSIP No. 705163103	13D	Page 14 of 18 Pages

(g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) — (b)

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Jeffrey Peck	2,473,564	47.6%	2,473,564	0	1,406,974	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Veroma	213,318	4.1%	0	0	0	213,318

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Michael d’Amato	213,318	4.1%	0	0	0	213,318

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Richard L. Mooers	335,976	6.5%	0	0	0	335,976

CUSIP No. 705163103	13D	Page 15 of 18 Pages

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Mooers Partners	335,976	6.5%	0	0	0	335,976

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Roger G. Branton	335,976	6.5%	0	0	0	335,976

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Branton Partners	335,976	6.5%	0	0	0	335,976

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Corundum	90,660	1.7%	0	0	90,660	0

			(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(a) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Joseph Bobier	90,660	1.7%	0	0	90,660	0

* Based on 5,192,937 shares of Common Stock outstanding as of the Closing Date as represented by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 26, 2019.

CUSIP No. 705163103	13D	Page 16 of 18 Pages

(c) Except for the transactions described in Items 3, 4, 5 or 6 of this Schedule 13D, which are incorporated by reference into this Item 5(c), during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Person.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Exchange Agreement described further under Item 4, the following Reporting Persons received the following number of shares of Common Stock in consideration for their equity securities of Peck Electric: (a) Jeffrey Peck received 1,406,974 shares of Common Stock; (b) Veroma received 213,318 shares of Common Stock; (c) Mooers Partners received 335, 976 shares of Common Stock; (d) Branton Partners received 335,976 shares of Common Stock; (e) Corundum received 90,660 shares of Common Stock; and (f) Joseph Bobier received 90,660 shares of Common Stock. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019, attached hereto as Exhibit 1 and incorporated herein by reference.

On June 20, 2019, Veroma, Mooers Partners, Branton Partners, Corundum and Joseph Bobier (the “Key Holders”) entered into a voting agreement with Jeffrey Peck and the Issuer (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, the Key Holders transferred to Jeffrey Peck all of the voting power they otherwise would have as a result of their ownership of shares of Common Stock of the Issuer. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 2.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Form of Exchange Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).
Exhibit 2	Voting Agreement dated June 20, 2019 by and among the Reporting Persons.
Exhibit 3	Joint Filing Agreement, dated as of July 1, 2019 among the Reporting Persons

CUSIP No. 705163103	13D	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2019

/s/ Jeffrey Peck
Jeffrey Peck, individually

VEROMA, LLC

By:	/s/ Michael d’Amato
Name:	Michael d’Amato
Title:	Managing Member

/s/ Michael d’Amato
Michael d’Amato, individually

BRANTON PARTNERS, LLC

By:	/s/ Roger G. Branton
Name:	Roger G. Branton
Title:	Managing Member

/s/ Roger G. Branton
Roger G. Branton, individually

MOOERS PARTNERS, LLC

By:	/s/ Richard L. Mooers
Name:	Richard L. Mooers
Title:	Managing Member

/s/ Richard L. Mooers
Richard L. Mooers, individually

CORUNDUM AB

By:	/s/ Mats Wennberg
Name:	Mats Wennberg
Title:	Authorized Person

/s/ Joseph Bobier
Joseph Bobier, individually

CUSIP No. 705163103	13D	Page 18 of 18 Pages

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Form of Exchange Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2019).
Exhibit 2	Voting Agreement dated June 20, 2019 by and among the Reporting Person and the other signatories thereto.
Exhibit 3	Joint Filing Agreement, dated as of July 1, 2019 among the Reporting Persons